

July 18, 2006

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer
Actuant Corporation
6100 North Baker Road
Milwaukee, Wisconsin 53201

> **Re: Actuant Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2005**
> **Filed November 10, 2005**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2006**
> **Filed July 10, 2006**
> **File No. 1-10905**

Dear Mr. Lampereur:

We have reviewed your response letter dated June 30, 2006 and have the
following additional comment. Where indicated, we think you should revise your
document in response to this comment. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. We also ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Note 13. Business Segment, Geographic and Customer Information, page 57

1. We note your response to the comment in our letter dated June 14, 2006. We
    acknowledge that the application of SFAS 131 requires a significant degree of
    judgment. However, your interpretation of paragraphs 10.b and 13 of SFAS 131
    appears to be inconsistent with the underlying objective of segment reporting, as
    discussed in paragraph 3 of SFAS 131. In particular, we note significantly divergent
    margins and trends at a number of your business units. Your interpretation of SFAS
    131 limits an investor's ability to evaluate the performance of your individual
    business units and to understand your performance "through the eyes of
    management."

    Specifically, in your May 19, 2006 letter, you acknowledge that the CEO receives
    your detailed financial reports, but only uses them to "understand total company
    performance as compared to public earnings guidance, manage the segment
    managers, understand segment trends, compare segment performance to the plant,

forecast and prior year, and finally, as members of [your] disclosure committee, to monitor the business as a key part of [your] internal control structure." Accordingly, you conclude that the detailed financial reports do not meet paragraph 10.b of the definition of operating segment. You further assert that in applying paragraph 13 to your fact pattern, the summary Tools & Supplies and Engineered Solutions reports carry more weight than the detailed reports in determining your operating segments. However, it is unclear how, in an effective control environment, a CEO with over 13 years experience at Actuant, would be unable to or choose not to understand the detailed reports provided to him in making decisions and performing his duties. As such, we do not find such an argument persuasive when identifying your operating segments.

Furthermore, we note your position that your CEO is your CODM. Basing your identification of your CODM on a preliminary resource allocation decision by your CEO is not consistent with the CODM function, as defined in SFAS 131. In your February 28, 2006 letter, you state that the CODM reports you provided to us are reviewed by the CEO and the two segment EVPs. The CEO uses these reports to make the preliminary allocation to Tools & Supplies and Engineered Solutions, while the two segment EVPs use the same reports to make resource allocations to the business units. As such, the entire, substantive resource allocation function is complete once the business units receive its resource allocation from the two segment EVPs. Therefore, your CEO and two segment EVPs comprise the entire CODM function and are your CODM.

As such, your business units are your operating segments in accordance with paragraph 10 of SFAS 131, as each business unit (a) earns revenues and incurs expenses, (b) has its operating results reviewed by the CODM to make decisions about resources to be allocated and assess performance; and (c) has discrete financial information available.

Based on the financial information for each of your business units included in the CODM reports provided, it does not appear appropriate to aggregate these business units into two reportable segments in accordance with paragraph 17 of SFAS 131, as certain of the business units do not have similar economic characteristics. Comment 2 in our April 18, 2006 letter briefly outlines some of the economic characteristics noted for certain of your business units that appear to be dissimilar. Furthermore, we note that your European electrical business has had lower than acceptable profit margins. To address this, you stated in your May 31, 2006 Form 10-Q that you will begin a "multi-faceted program in the fourth quarter ending August 31, 2006 to reduce costs and streamline the business." You initially announced this initiative on June 20, 2006 in a press release. On this day, there was a significant impact to your share price, which could indicate that your investors were surprised by the future costs of this initiative. Based on the business units we identified from your

Andrew G. Lampereur
Actuant Corporation
July 18, 2006
Page 3

CODM reports and a high-level review of the economic characteristics of these business units, you potentially have four reportable segments in addition to an "other" category. As such, please provide us with your analysis of your reportable segments. For those operating segments you are aggregating into a reportable segment, please provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131. For the similar economic characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating profit, operating profit margins, and earnings (loss) from continuing operations before income tax expense and minority interest, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended August 31, 2005 and the 6-month periods ended February 28, 2006 and 2005 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

Finally, please restate your footnote disclosure included in your Form 10-K for the fiscal year ended August 31, 2005 and subsequent Forms 10-Q for your revised reportable segments. Please also address the following items:
- If you conclude that your prior filing should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
- Please tell us when you will file your amended Form 10-K and Forms 10-Q. We remind you that when you file your amended Form 10-K and Forms 10-Q, you should appropriately address the following:
  o An explanatory paragraph in the reissued audit opinion;
  o Full compliance with SFAS 154, paragraphs 25 and 26;
  o Fully update all affected portions of the document, including MD&A;
  o Updated Item 9A disclosures should include the following:
    – A discussion of the restatement and the facts and circumstances surrounding it;
    – How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
    – Changes to internal control over financial reporting; and
    – Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-K.
  o Updated reports from management and your independent auditors regarding your internal controls over financial reporting.
  o Updated certifications.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3255, if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief